EXHIBIT 99.1
Shopify Announces Second-Quarter 2020 Financial Results
Second-Quarter Revenue Grows 97% on GMV Growth of 119% Year on Year

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada - July 29, 2020 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP), a leading global commerce company, announced today strong financial results for the second quarter ended June 30, 2020.

“The world is changing fast,” said Tobi Lütke, Shopify’s CEO. “With the rapid shift to online commerce, massive disruption to conventional employment, and growing conviction that opportunity needs to be more evenly distributed, entrepreneurship has never been more important. With all of these changes, our core principles remain the same: everything we ship is designed to lower barriers to entrepreneurship and reduce friction wherever we can.”

“The strength of Shopify’s value proposition was on full display in our second quarter,” said Amy Shapero, Shopify’s CFO. “We are committed to transferring the benefits of scale to our merchants, helping them sell more and sell more efficiently, which is especially critical in this rapidly changing environment. With our strong balance sheet and through prudent capital allocation, we remain well positioned to continue solving critical pain points for our merchants and contribute to their success for years to come.”

Impact of COVID-19
The ongoing effect of the COVID-19 pandemic has been to accelerate the shift of purchase habits to ecommerce. Based on data patterns monitored on Shopify’s platform, the following includes some key changes we have observed and potential implications for Shopify’s business:
•New stores created on the Shopify platform grew 71% in Q2 2020 compared with Q1 2020, driven by the shift of commerce to online as well as by the extension of the free trial period on standard plans from 14 days to 90 days. The 90-day free trial offer ended on May 31, 2020, with users that created stores in April and May expected to continue converting into paid merchants through the end of August 2020. New store creations are those that have provided their billing information so they can start selling, but for which we do not collect a subscription fee while on a free trial.

•While data from June 15 to July 19 indicates that new stores created during the extended 90-day free trial are converting into paid subscribers at a slightly lower rate than merchant cohorts that joined Shopify prior to the pandemic, we expect stronger retention rates for these early 90-day trial cohorts as they tend to be longer-tenured at the time of conversion and bring higher Gross Merchandise Volume1 ("GMV"). This may not be indicative of go-forward cohorts, however, as a greater-than-typical proportion of new stores created early on in this free trial period represent established businesses that were urgently transitioning to online commerce during the initial weeks of the COVID-19 pandemic.
•Q2 2020 GMV grew 119% compared to Q2 2019 with year-on-year GMV growth accelerating in April and May and decelerating in June and thus far in July.
•While GMV through the point-of-sale (POS) channel declined by 29% in Q2 2020 compared to Q1 2020, as many of Shopify’s Retail merchants suspended their in-store operations in April and May, POS GMV started to recover in June as COVID-19 restrictions eased and stores began to reopen, approaching February levels by the end of the month and continuing to grow into July. Whether this trend will continue is unknown given the reintroduction of lockdown measures in certain geographies as well as the uncertain macroeconomic environment. Retail merchants continued to adapt to socially distanced selling through Q2 2020, as 39% of our brick-and-mortar merchants in English-speaking geographies are now using some form of local in-store/curbside pickup and delivery solution, up from 26% in early May 2020 and 2% at the end of February 2020. Additionally, Retail merchants grew online store GMV by 73% in Q2 2020 over Q1 2020.
•The migration to Shopify Plus of larger sellers continued in Q2 2020, resulting in a record quarter for new merchant adds to Shopify Plus. A large number of merchant upgrades to Shopify Plus in Q2 2020 outpaced the number of downgrades, which peaked in April before returning to pre-COVID levels by quarter end.
•Certain categories of GMV grew faster in Q2 2020, including Food, Beverages, and Tobacco, which doubled during this period relative to Q1 2020.
•Shops continue to see more local customers: in English-speaking geographies, the percentage of customers per shop coming from within 25 kilometres of the shop’s registered address increased in Q2 2020 over Q1 2020, as did the number of shops with at least one local customer, while GMV associated with 'buy online, pickup in store' in these geographies more than doubled in Q2 2020 compared to the previous quarter.

Second-Quarter Financial Highlights
•Total revenue in the second quarter was $714.3 million, a 97% increase from the comparable quarter in 2019.
•Subscription Solutions revenue was $196.4 million, up 28% year over year, primarily due to more merchants joining the platform.
•Merchant Solutions revenue growth accelerated for the third consecutive quarter, up 148%, to $517.9 million, driven primarily by the growth of GMV.
1. Gross Merchandise Volume, or GMV, represents the total dollar value of orders facilitated through the Shopify platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.

•Monthly Recurring Revenue2 ("MRR") as of June 30, 2020 was $57.0 million, up 21% compared with $47.1 million as of June 30, 2019. Shopify Plus contributed $16.6 million, or 29%, of MRR compared with 26% of MRR as of June 30, 2019. While growth in the quarter was impacted by the 90-day free trial on standard plans offered from March 21 through May 31, MRR ended the quarter higher than on March 31, benefiting from strong merchant adds in June, driven by the highest-ever number of merchants joining Shopify Plus in a single month, and standard merchants converting in the latter half of June from the 90-day extended free trial March cohorts and regular 14-day free trial June cohorts.
•GMV for the second quarter was $30.1 billion, an increase of $16.3 billion, or 119%, over the second quarter of 2019. Gross Payments Volume3 ("GPV") grew to $13.4 billion, which accounted for 45% of GMV processed in the quarter, versus $5.8 billion, or 42%, for the second quarter of 2019.
•Gross profit dollars grew 83% to $375.0 million in the second quarter of 2020, compared with $204.8 million for the second quarter of 2019.
•Adjusted gross profit4 grew 84% to $381.4 million in the second quarter of 2020, compared with $207.3 million for the second quarter of 2019.
•Operating income for the second quarter of 2020 was $0.3 million, or 0% of revenue, versus a loss of $39.6 million, or 11% of revenue, for the comparable period a year ago.
•Adjusted operating income4 for the second quarter of 2020 was $113.7 million, or 16% of revenue, compared with adjusted operating income of $6.4 million or 2% of revenue in the second quarter of 2019. Adjusted operating income excludes an impairment charge of $31.6 million dollars resulting from our decision, announced in May 2020, to work remotely permanently. We believe the near-term costs of reducing our leased footprint and transitioning remaining space from offices to workspace for office hoteling and events will yield longer-term benefits, including leveling the playing field for employees who already work from home, helping our employees stay healthy and safe, opening a diverse global talent pool, eliminating unnecessary commutes and fast-tracking new and better ways to work together that are more productive and rewarding.
•Net income for the second quarter of 2020 was $36.0 million, or $0.29 per diluted share, compared with a net loss of $28.7 million, or $0.26 per basic and diluted share, for the second quarter of 2019.
•Adjusted net income4 for the second quarter of 2020 was $129.4 million, or $1.05 per diluted share, compared with adjusted net income of $10.7 million, or $0.10 per basic and diluted share, for the second quarter of 2019.
•At June 30, 2020, Shopify had $4.00 billion in cash, cash equivalents and marketable securities, compared with $2.46 billion on December 31, 2019. The increase reflects $1.46 billion of net proceeds from Shopify’s offering of Class A subordinate voting shares in the second quarter of 2020.

Second-Quarter Business Highlights
•Shopify held its first virtual company event, Shopify Reunite, where we announced new products and features to help our merchants adapt to the future of commerce, including:
2. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
3. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
4. Non-GAAP financial measures exclude the effect of stock-based compensation expenses and related payroll taxes, amortization of acquired intangibles and related taxes, and a real estate-related impairment charge. Please refer to "Non-GAAP Financial Measures" in this press release for more information.

•Shopify Balance, which will give merchants access to critical financial products to start, run, and grow their business, including the Shopify Balance Account, Shopify Balance Card, and rewards such as cashback and discounts on everyday business spending like shipping and marketing. Shopify Balance is expected to be available for early access later this year in the U.S.
•Shop Pay Installments, a ‘buy now, pay later’ product that will let merchants offer their customers more payment choice and flexibility at checkout, helping merchants boost sales through increased cart size and higher conversion. Shopify has partnered with fintech company, Affirm, to offer Shop Pay Installments, which is expected to be available to eligible U.S. merchants starting later this year.
•Enhanced local delivery capabilities in the Shopify Admin to allow merchants to define a local delivery area, set local delivery fees and minimum order prices, and fulfill orders through Shopify, Shopify POS, and mobile, and a local delivery app to create optimized delivery routes and send customer notifications.
•Shopify continued to develop the product-market fit of Shopify Fulfillment Network, our solution to provide merchants and their buyers with fast and affordable fulfillment. Shopify automated aspects of merchant onboarding and order management, and continued to grow fulfillment volumes and the number of merchants enrolled in the program relative to the first quarter of 2020.
•Shopify made the new Shopify Plus Admin generally available to all Shopify Plus merchants, enabling them to operate their business as an organization by managing multiple stores, analytics, staff accounts, user permissions, and automation tools like Shopify Flow in one place.
•Shopify introduced the Facebook Shops channel, enabling Shopify merchants to customize and merchandise their storefronts within Facebook and Instagram through Facebook Shops, while managing their products, inventory orders, and fulfillment directly within Shopify.
•Shopify launched the Walmart channel, enabling Shopify merchants to sell their products on Walmart.com. Qualifying merchants are now able to connect their Shopify store to their Walmart Seller Account, enabling them to quickly and easily sync their product catalog and create product listings on Walmart.com.
•Shopify launched the Shopify Tap & Chip Card Reader in Canada, bringing contactless payments hardware to Canadian retailers using Shopify POS. The Tap & Chip Card Reader hardware device allows businesses to offer “tap” payment options like credit and debit cards, Apple Pay, and Google Pay. Connecting with the all-new Shopify POS software introduced in April, Shopify POS offers Canadian retailers a unified commerce experience bridging online and offline.
•Shopify launched Shopify Shipping in Australia partnering with courier services company, Sendle. Australian merchants can save time and money by printing Sendle labels and booking free parcel pick up within the Shopify admin, with the benefits of affordable shipping rates, package tracking, and 100% carbon-neutral shipping.
•Shopify Shipping adoption continued to rise, with 49% of eligible merchants in the United States and Canada utilizing Shopify Shipping in the second quarter of 2020, versus more than 42% in the second quarter of 2019. Shopify Shipping label adoption continued to grow in Q2 2020 as more merchants fulfilled a greater volume of orders, as commerce shifted online.
•Merchants in the U.S., Canada, and the U.K. received $153 million in merchant cash advances and loans from Shopify Capital in the second quarter of 2020, an increase of 65% versus the $93 million received by U.S. merchants in the second quarter of last year. Shopify Capital has grown to approximately $1.2 billion in cumulative capital advanced since its launch in April 2016, with approximately $166 million of which was outstanding on June 30, 2020.
•Approximately 30,300 partners referred a merchant to Shopify over the past 12 months.
•Shopify published our 2019 Sustainability Report and the 2019 Economic Impact Report, which together showcase the economic, environmental, and social impact of Shopify and our global ecosystem. Between 2016 and 2019, businesses built on Shopify generated $319 billion in global economic activity, with $136 billion in 2019 alone compared to $91 billion 2018. To help address the environmental costs associated with this economic activity, in 2019, Shopify became carbon-neutral by offsetting our own CO2 emissions generated since we started operations. Starting in 2020, Shopify also began mitigating emissions from ecommerce shipments through Shop Pay and our Offset app.

Subsequent to Second-Quarter 2020
•Shopify announced a partnership with the Government of Canada through the ‘Go Digital Canada’ program to bring thousands of small Canadian businesses online and help them adapt to a digital economy. Launched July 15, the program includes equipping businesses with the guidance, tools and resources they need to bring their business online, and initially offering eligible Canadian small businesses free email marketing, a free Tap and Chip reader and access to POS Pro, and a 90-day extended free trial.
•Shopify announced that Shopify Payments will be available to Shopify’s U.S. merchants through Buy on Google, the search engine’s native checkout option. Combining the best in search with the best in commerce enables Shopify merchants to benefit from the speed, transparency, and reliability of Shopify Payments when their shoppers Buy on Google, while retaining the ability to view, manage, and track orders and payments all in one place.
•Shopify Studios is expected to debut its first series with a major television network. Premiering in August on Discovery and streaming on DiscoveryGO is I Quit, a premium docuseries featuring real-life entrepreneurs who give up their “9-5” jobs to focus 100% on launching their own businesses. With mentors who will advise them along the way – including Shopify’s Harley Finkelstein – these risk-takers will engage in a year-long inspirational journey, living out the thrills, hurdles and hard work of authentic business ownership.

Financial Outlook
The COVID-19 pandemic has accelerated the growth of ecommerce, shifting a larger share of retail spending to online commerce, a trend we believe will persist. While COVID-19 has significantly influenced online store creation and consumer spending behaviour, the magnitude and duration of its future impact remain uncertain in view of the greater likelihood of an extended global recession. As a result, Shopify is not providing a financial outlook for Q3 2020 or for full year 2020.

Shopify expects entrepreneurs to continue to recognize the importance of multi-channel selling and direct-to-consumer fulfillment, and for consumer concerns about COVID-19 to drive further adoption of digital commerce while reinforcing the behaviour of buyers already shopping online. We are therefore closely monitoring the following external factors:

•The impact rising unemployment has on new shop creation on our platform and consumer spending.
•Consumer spending habits and trends for both discretionary and non-discretionary goods as shelter-in-place directives remain in a state of flux.
•The rate at which brick-and-mortar merchants adopt and retain a multichannel sales approach.

Shopify remains uniquely positioned to level the playing field for entrepreneurs during this period of rapid change in the retail landscape. Our merchant-first business model and strong balance sheet enable us to continue building a leading global commerce operating system that allows merchants to act nimbly and adapt their businesses to this new reality.

Quarterly Conference Call
Shopify’s management team will hold a conference call to discuss our second-quarter results today, July 29, 2020, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/news-and-events/default.aspx#upcoming-events. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Second-Quarter 2020 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its Second Quarter 2020 Management's Discussion and Analysis are available on Shopify’s website at www.shopify.com and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify
Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Headquartered in Ottawa,

Canada, Shopify powers over one million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, PepsiCo, Staples and many more. For more information, visit www.shopify.com.

Non-GAAP Financial Measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles ("GAAP"), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding our financial and operating performance.

Adjusted gross profit, adjusted operating income, non-GAAP operating expenses, adjusted net income and adjusted net income per share are non-GAAP financial measures that exclude the effect of stock-based compensation expenses and related payroll taxes, amortization of acquired intangibles and a real estate-related impairment charge. Adjusted net income and adjusted net income per share also exclude tax effects related to non-GAAP adjustments.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s planned business initiatives and operations and financial outlook, the performance of Shopify's merchants, the impact of Shopify's business on its merchants and other entrepreneurs, and economic activity and consumer spending. Words such as “believe”, "continue", "will", "enable", "support", “allow”, and "expect" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies and economic activity; (ii) shifting our operations to be “digital-by-default”; (iii) merchant acquisition and retention; (iv) managing our growth; (v) our history of losses; (vi) our limited operating history; (vii) our ability to innovate; (viii) the security of personal information we store relating to merchants and their customers and consumers with whom we have a direct relationship; (ix) a disruption of service or security breach; (x) our potential inability to compete successfully against current and future competitors; (xi) international sales and the use of our platform in various countries; (xii) the reliance of our growth in part on the success of our strategic relationships with third parties; (xiii) our potential failure to effectively maintain, promote and enhance our brand; (xiv) our use of a single cloud-based platform to deliver our services; (xv) our potential inability to achieve or maintain data transmission capacity; (xvi) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (xvii) payments processed through Shopify Payments; (xviii) our potential inability to hire, retain and motivate qualified personnel; (xix) serious errors or defects in our software or hardware or issues with our hardware supply chain; (xx) evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations may limit the use and adoption of our services; and (xxi) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Rebecca Feigelsohn
Senior Director, Investor Relations	Communications Manager
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	$	$	$	$
Revenues
Subscription solutions	196,434	153,047	384,043	293,498
Merchant solutions	517,907	208,932	800,299	388,963
	714,341	361,979	1,184,342	682,461
Cost of revenues
Subscription solutions	44,400	29,538	82,112	57,523
Merchant solutions	294,907	127,676	470,246	239,882
	339,307	157,214	552,358	297,405
Gross profit	375,034	204,765	631,984	385,056
Operating expenses
Sales and marketing	144,850	119,210	299,712	224,232
Research and development	133,227	85,520	249,623	161,875
General and administrative	83,307	34,922	128,149	65,225
Transaction and loan losses	13,366	4,733	27,449	9,134
Total operating expenses	374,750	244,385	704,933	460,466
Income (loss) from operations	284	(39,620)	(72,949)	(75,410)

Other income	4,084	10,942	17,193	22,581
Income (loss) before income taxes	4,368	(28,678)	(55,756)	(52,829)
Recovery of income taxes	31,630	—	60,325	—
Net income (loss)	35,998	(28,678)	4,569	(52,829)
Other comprehensive income (loss)	10,653	6,746	(5,980)	16,020
Comprehensive income (loss)	46,651	(21,932)	(1,411)	(36,809)

Net income (loss) per share attributable to shareholders:
Basic	0.30	(0.26)	0.04	(0.47)
Diluted	0.29	(0.26)	0.04	(0.47)

Shares used to compute net income (loss) per share attributable to shareholders:
Basic	118,740,645	112,013,409	117,773,612	111,470,359
Diluted	122,749,980	112,013,409	121,919,207	111,470,359

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s except share amounts, unaudited)

	As at
	June 30, 2020	December 31, 2019
	$	$
Assets
Current assets
Cash and cash equivalents	1,882,362	649,916
Marketable securities	2,118,593	1,805,278
Trade and other receivables, net	106,409	90,529
Merchant cash advances, loans and related receivables, net	166,495	150,172
Income taxes receivable	49,173	—
Other current assets	66,162	48,833
	4,389,194	2,744,728
Long-term assets
Property and equipment, net	95,506	111,398
Intangible assets, net	151,254	167,282
Right-of-use assets	126,213	134,774
Deferred tax assets	24,407	19,432
Goodwill	311,865	311,865
	709,245	744,751
Total assets	5,098,439	3,489,479
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	240,996	181,193
Income taxes payable	1,062	69,432
Deferred revenue	67,455	56,691
Lease liabilities	10,993	9,066
	320,506	316,382
Long-term liabilities
Deferred revenue	6,866	5,969
Lease liabilities	142,128	142,641
Deferred tax liabilities	—	8,753
	148,994	157,363
Commitments and contingencies
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 108,221,159 and 104,518,173 issued and outstanding; unlimited Class B multiple voting shares authorized, 11,874,317 and 11,910,802 issued and outstanding	4,859,950	3,256,284
Additional paid-in capital	73,578	62,628
Accumulated other comprehensive income (loss)	(4,934)	1,046
Accumulated deficit	(299,655)	(304,224)
Total shareholders’ equity	4,628,939	3,015,734
Total liabilities and shareholders’ equity	5,098,439	3,489,479

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s, unaudited)

	Six months ended
	June 30, 2020	June 30, 2019
	$	$
Cash flows from operating activities
Net income (loss) for the period	4,569	(52,829)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization and depreciation	34,297	14,207
Stock-based compensation	116,076	70,432
Impairment of right-of-use assets and leasehold improvements	31,623	—
Provision for transaction and loan losses	12,040	7,398
Deferred income taxes	(13,728)	—
Unrealized foreign exchange (gain) loss	(1,231)	1,917
Changes in operating assets and liabilities:
Trade and other receivables	(18,980)	(20,540)
Merchant cash advances, loans and related receivables	(22,349)	(31,222)
Other current assets	(20,815)	(5,910)
Accounts payable and accrued liabilities	61,659	56,049
Income tax assets and liabilities	(115,387)	—
Deferred revenue	11,661	6,345
Lease assets and liabilities	800	1,555
Net cash provided by operating activities	80,235	47,402
Cash flows from investing activities
Purchase of marketable securities	(1,970,693)	(1,022,814)
Maturity of marketable securities	1,659,159	1,249,319
Acquisitions of property and equipment	(25,329)	(30,437)
Acquisitions of intangible assets	(262)	(1,935)
Acquisition of businesses, net of cash acquired	—	(12,476)
Net cash (used in) provided by investing activities	(337,125)	181,657
Cash flows from financing activities
Proceeds from public offering, net of issuance costs	1,460,945	—
Proceeds from the exercise of stock options	37,595	27,624
Net cash provided by financing activities	1,498,540	27,624
Effect of foreign exchange on cash and cash equivalents	(9,204)	1,624
Net increase in cash and cash equivalents	1,232,446	258,307
Cash and cash equivalents – Beginning of Period	649,916	410,683
Cash and cash equivalents – End of Period	1,882,362	668,990

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	$	$	$	$
GAAP Gross profit	375,034	204,765	631,984	385,056
% of Revenue	53%	57%	53%	56%
add: stock-based compensation	1,188	894	2,336	1,608
add: payroll taxes related to stock-based compensation	341	132	517	232
add: amortization of acquired intangibles	4,856	1,530	10,425	3,155
Non-GAAP Gross profit	381,419	207,321	645,262	390,051
% of Revenue	53%	57%	54%	57%

GAAP Sales and marketing	144,850	119,210	299,712	224,232
% of Revenue	20%	33%	25%	33%
less: stock-based compensation	10,613	8,409	21,820	15,244
less: payroll taxes related to stock-based compensation	1,818	1,102	3,045	1,912
less: amortization of acquired intangibles	388	—	776	—
Non-GAAP Sales and marketing	132,031	109,699	274,071	207,076
% of Revenue	18%	30%	23%	30%

GAAP Research and development	133,227	85,520	249,623	161,875
% of Revenue	19%	24%	21%	24%
less: stock-based compensation	39,361	22,983	71,965	41,098
less: payroll taxes related to stock-based compensation	10,464	3,465	14,281	5,273
less: amortization of acquired intangibles	58	58	116	116
Non-GAAP Research and development	83,344	59,014	163,261	115,388
% of Revenue	12%	16%	14%	17%

GAAP General and administrative	83,307	34,922	128,149	65,225
% of Revenue	12%	10%	11%	10%
less: stock-based compensation	11,162	6,982	19,955	12,482
less: payroll taxes related to stock-based compensation	1,520	462	2,494	993
less: impairment of right-of-use assets and leasehold improvements	31,623	—	31,623	—
Non-GAAP General and administrative	39,002	27,478	74,077	51,750
% of Revenue	5%	8%	6%	8%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	$	$	$	$
GAAP Transaction and loan losses	13,366	4,733	27,449	9,134
% of Revenue	2%	1%	2%	1%

GAAP Operating expenses	374,750	244,385	704,933	460,466
% of Revenue	52%	68%	60%	67%
less: stock-based compensation	61,136	38,374	113,740	68,824
less: payroll taxes related to stock-based compensation	13,802	5,029	19,820	8,178
less: amortization of acquired intangibles	446	58	892	116
less: impairment of right-of-use assets and leasehold improvements	31,623	—	31,623	—
Non-GAAP Operating expenses	267,743	200,924	538,858	383,348
% of Revenue	37%	56%	45%	56%

GAAP Operating income (loss)	284	(39,620)	(72,949)	(75,410)
% of Revenue	—%	(11)%	(6)%	(11)%
add: stock-based compensation	62,324	39,268	116,076	70,432
add: payroll taxes related to stock-based compensation	14,143	5,161	20,337	8,410
add: amortization of acquired intangibles	5,302	1,588	11,317	3,271
add: impairment of right-of-use assets and leasehold improvements	31,623	—	31,623	—
Adjusted Operating income	113,676	6,397	106,404	6,703
% of Revenue	16%	2%	9%	1%

GAAP Net income (loss)	35,998	(28,678)	4,569	(52,829)
% of Revenue	5%	(8)%	—%	(8)%
add: stock-based compensation	62,324	39,268	116,076	70,432
add: payroll taxes related to stock-based compensation	14,143	5,161	20,337	8,410
add: amortization of acquired intangibles	5,302	1,588	11,317	3,271
add: impairment of right-of-use assets and leasehold improvements	31,623	—	31,623	—
add: provision for income tax effects related to non-GAAP adjustments	(20,024)	(6,609)	(32,224)	(11,453)
Adjusted Net income	129,366	10,730	151,698	17,831
% of Revenue	18%	3%	13%	3%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	$	$	$	$
Basic GAAP Net income (loss) per share attributable to shareholders	0.30	(0.26)	0.04	(0.47)
add: stock-based compensation	0.52	0.35	0.99	0.63
add: payroll taxes related to stock-based compensation	0.12	0.05	0.17	0.08
add: amortization of acquired intangibles	0.04	0.01	0.10	0.03
add: impairment of right-of-use assets and leasehold improvements	0.27	0.00	0.27	0.00
add: provision for income tax effects related to non-GAAP adjustments	(0.17)	(0.06)	(0.27)	(0.10)
Basic Adjusted Net income per share attributable to shareholders	1.09	0.10	1.29	0.16
Weighted average shares used to compute GAAP and non-GAAP basic net income (loss) per share attributable to shareholders	118,740,645	112,013,409	117,773,612	111,470,359

Diluted GAAP Net income (loss) per share attributable to shareholders	0.29	(0.26)	0.04	(0.47)
add: stock-based compensation	0.51	0.35	0.95	0.63
add: payroll taxes related to stock-based compensation	0.12	0.05	0.17	0.08
add: amortization of acquired intangibles	0.04	0.01	0.09	0.03
add: impairment of right-of-use assets and leasehold improvements	0.26	0.00	0.26	0.00
add: provision for income tax effects related to non-GAAP adjustments	(0.16)	(0.06)	(0.26)	(0.10)
Diluted Adjusted Net income per share attributable to shareholders	1.05	0.10	1.24	0.16
Weighted average shares used to compute GAAP and non-GAAP diluted net income (loss) per share attributable to shareholders	122,749,980	112,013,409	121,919,207	111,470,359